State of California - Department of General Services - Gray Davis, Governor

DIVISION OF THE STATE ARCHITECT

1225 “R" Street - Sacramento, CA 95814 - (916) 445-8730 - (916) 323-5589 Fax

November 10, 2003

GLOBAL MOOULAR, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610

PRECHECK OF (1) 24x40 RELOCATABLE CLSRM BLDG

Plans and specifications for the subject structure have been examined stamped and signed for identification under PC 02-105411. Four sets of said plans and specifications have been filed, and a checking fee of $3,000.00 has been received. Our cost to check this building was $2326.50, leaving a balance of $673.50, which is being refunded to you by the State.

Plans and specifications have been approved as to safety of design In accordance with the current regulations adopted pursuant to Sections 39152 and 81142 of the Education Code.

One set of the signed prints and building specifications has been transmitted to each of our Regional Offices in Los Angeles, San Diego and Oakland. When identical plans are submitted by a School board together with additional plans for a specific school site, those plans will be checked by comparison with the file set of signed prints.

Please refer to the above application number in all correspondence in connection with these plans.

Sincerely,

/s/ Daniel Levernier

Daniel Levernier, SE
Regional Manager
Division of the State Architect

DL:lc

cc:    Architect/Engineer
Area I, III and IV
Reading
File
Dan Levernier

ACCOUNTING: Please refund $673.00. payable to GLOBAL MODULAR, INC.